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SO 3/9/04 XX

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04004472

OMB APPROVAL	
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SECURITIES A ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION FEB 23 2004

SEC FILE NUMBER
8-48843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Research Group, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3651 FAU Boulevard, Suite 200
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Harold Gassenheimer (561) 416-5222
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

PS 3/19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

[redacted]

OATH OR AFFIRMATION

I, E. Harold Gassenheimer ________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Research Group, Inc. ____, as of December 31 ________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

E. Harold Gassenheimer
Signature

Valerie S. Phillips
Commission #DD[redacted]
Expires: Oct 0[redacted]
Bonded Thru
Atlantic Bonding Co., Inc.

Chief Financial Officer
Title

Valerie S Phillips
Notary Public

This report contains (check all applicable boxes):**

[redacted]

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- (l) *An Oath or Affirmation.*
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control.
- (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AVALON RESEARCH GROUP, INC.

FINANCIAL STATEMENT

December 31, 2003

AVALON RESEARCH GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Avalon Research Group, Inc.
Boca Raton, Florida 33431

We have audited the accompanying statement of financial condition of Avalon Research Group, Inc., (an S corporation) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Avalon Research Group, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 16, 2004

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301

AVALON RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$	166,891
Restricted Cash		450,220
Accounts Receivable		26,898
Commission and Broker Receivables		354,332
Notes Receivable – Related Parties		207,870
Deposits		42,162
Prepaid Expenses		18,574
Advances to Employees		939
Property and Equipment, net		341,234
	$	1,609,120

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable	$	170,308
Accrued Liabilities		25,603
Commissions Payable		42,608
Note Payable		12,840
Deferred Revenue		60,000
Capital Lease Obligation		83,107
		394,466
COMMITMENTS AND CONTINGENCIES		
Subordinated Loans		457,277
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value, Authorized 100 Shares; Issued and Outstanding 87.5 Shares		260,676
Retained Earnings		496,701
Total Stockholders' Equity		757,377
	$	1,609,120

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avalon Research Group, Inc. (the "Company") was incorporated on November 7, 1995, in the State of Florida. On January 30, 1996, the Company became effective with the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the State of Florida to become a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and derives the majority of its income by servicing the needs of its institutional client base.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Spear, Leeds & Kellogg ("SLK"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts (Note 11).

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry. As of December 31, 2003, the Company did not have any proprietary securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of $400,000 on deposit with SLK pursuant to the Company's clearing agreement (Note 4). The agreement requires the Company to maintain $100,000 in net capital as calculated under SEC Rule 15c3-1 (Note 11). As long as the Company continues to use the clearing and execution services of SLK, the Company is required to maintain the net capital balance, in addition to the restricted funds on deposit. SLK also has a security interest in Company property held in their trading or commission accounts to satisfy any obligations or liabilities to SLK. In addition, the Company has $50,220 of certificates of deposit with a financial institution as security for letters of credit related to the non-cancelable operating leases for office space (Note 4).

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available. As of December 31, 2003, management deemed that no allowance for doubtful accounts was necessary based upon their evaluations.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Property and Equipment

Property and Equipment, net are stated at cost less accumulated depreciation. Property and equipment under capital leases are stated at the present value of the future minimum lease payments. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $123,000 at December 31, 2003.

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Securities Owned

Increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2: BROKER RECEIVABLES/PAYABLES AND COMMISSION RECEIVABLES

Broker receivables represents amounts due from the clearing organization related to monies earning interest at the clearing broker from settled and unsettled transactions.

Broker payables represents the amount due to the Company's clearing organization and consists of margin borrowings collateralized by the Company's investment in marketable securities. Interest is charged on the outstanding balance at a rate approximately equal to the average broker call rate.

Commission Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and Equipment, net consists of the following:

Leasehold Improvements	$	38,451
Furniture and Fixtures		129,023
Computer Software		10,710
Equipment		336,634
Automobile		33,250
		548,068
Less: Accumulated Depreciation		(206,834)
	$	341,234

NOTE 4: CONTRACTUAL COMMITMENTS

The Company is obligated under a non-cancelable operating lease for approximately 14,096 square feet of office space in Boca Raton, Florida that expires on May 31, 2006 and a non-cancelable operating lease for computer equipment that expires in January 2004. Also, the Company has an operating lease for an automobile that expires in March 2006.

The Company is also obligated under a capital lease for furniture and fixtures that expires during the next three years. At December 31, 2003, the gross amount of furniture and fixtures and related amortization recorded under capital leases and included in furniture and fixtures were as follows:

Furniture and Fixtures	$	129,023
Less: Accumulated Depreciation		(31,870)
	$	97,153

In November 2003, the Company closed its New York office and relinquished most of the furniture and equipment to the landlord as a condition of its settlement. The Company also terminated a lease on its New York apartment. Net book value of the furniture, leasehold improvements and equipment relinquished on the settlement date was approximately $108,200. The Company's deposit on the office space and apartment, of approximately $99,400, was forfeited to the respective landlords in accordance with the lease agreements. In connection with this settlement and the relinquishing of the furniture and equipment, the Company bought out the remaining term under an operating equipment lease from Boardwalk Leasing Corp. (Note 7) for approximately $91,550.

The future minimum annual lease payments under operating and capital leases are as follows:

		Capital Lease		Operating Leases
2004	$	40,494		248,268
2005		37,180		247,730
2006		14,329		103,322
Total Minimum Lease Payments		92,003*	$	599,320
Less Amount Representing Interest at 5.25% to 10%		(8,896)		
Present Value of Net Minimum Capital Lease Payments		83,107		
Less Current Portion of Capital Lease Obligation		(34,142)		
Capital Lease Obligation, net of Current Portion	$	48,965		

*As of December 31, 2003, total minimum lease payments of $46,931 are guaranteed by the shareholders of the Company.

NOTE 4: CONTRACTUAL COMMITMENTS (CONTINUED)

In addition, the Company's clearing agreement with SLK requires the Company to maintain a minimum deposit (Note 1) of $400,000, which can be in the form of cash, treasury bills or fully paid-for securities.

NOTE 5: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2003, are as follows:

Subordinated Loan, interest at 18% annually, due January, 2005	$	200,000
Subordinated Loans, interest at 12% annually, due September, 2004		150,000
Subordinated Loans, interest at 9% annually, due December, 2004		107,277
	$	457,277

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6: LINE OF CREDIT

In December 2003, the Company received a variable rate line of credit of $1,000,000 from a financial institution due on demand, but not later than April 30, 2004. This line bears interest at a rate which shall be equal to 2.7% per annum above the Libor Rate for a three month term (3.85% at December 31, 2003). Borrowings under the line of credit and security agreement are collateralized by the Company's assets, including intangibles, equipment, receivables, depository accounts and a personal guarantee of one of the shareholders. There was no outstanding balance under this line of credit as of December 31, 2003.

NOTE 7: NOTE PAYABLE

Note payable – bank with interest @ 7.75% per annum payable in monthly installments of $1,040 with a final payment due January 2005. The note is collateralized by an automobile.	$	12,840

Annual maturities of note payable are as follows:

Year ended December 31,		
2004	$	11,886
2005		954
	$	12,840

NOTE 8: RELATED PARTY TRANSACTIONS

During 2003, an entity partially owned by the shareholders of the Company performed computer and technology related services for the Company. The Company paid this entity approximately $200,400 for the year ended December 31, 2003. Also, the Company paid approximately $10,700 for legal services provided by a related party.

The Company has a $63,911 note receivable from an employee as of December 31, 2003, of which $3,911 represents accrued interest. The note is unsecured, payable on demand after March 11, 2004 and bears interest at 3.50%.

The Company has advances and loans receivable from the shareholders of the Company, totaling $143,959 as of December 31, 2003. The advances and loans receivable are non-interest bearing and are due December 31, 2004.

The Company advances funds to employees on an as needed basis. The advances bear no interest and are due on demand. As of December 31, 2003, the Company was owed $939 from various employees.

The Company has two management agreements; one with Boardwalk Holdings, Inc. and the other with Walnut Holdings, Inc. Each entity is owned by one of the Company's shareholders. The agreements require management fees of $5,000 for Boardwalk Holdings, Inc. and $3,000 for Walnut Holdings, Inc. per month payable on a quarterly basis for professional management services and other general administrative and management expenses. These agreements have a remaining term of 1 year with an automatic 2 year renewal provision. In November 2003, the entity's shareholders mutually agreed to forgive the management fees for the months of December 2003 and January 2004. The Company paid $55,000 and $33,000 to Boardwalk Holdings, Inc. and Walnut Holdings, Inc., respectively, during the year ended December 31, 2003.

In March 2003, the Company entered into an operating lease with Boardwalk Leasing Corp. for furniture and equipment relating to its New York offices. Boardwalk Leasing Corp. is owned by one of the Company's shareholders. The lease had a term of three years, with monthly rental payments of $2,975 plus tax. Furniture and equipment rental expense, under this operating lease totaled approximately $22,537 for the year ended December 31, 2003. In November 2003, the Company closed its New York offices and relinquished most of the furniture and equipment to the landlord as a condition of its settlement. In connection with this settlement, the Company bought out the remaining term under the operating lease from Boardwalk Leasing Corp. for approximately $91,550.

On May 2, 2002, the Company's shareholders entered into an agreement whereby, in the event of the death of a shareholder, the Company shall purchase, and the personal representative, heirs or devisees of the deceased shareholder shall sell to the Company, within 90 days after the death of the shareholder, all shares owned by the deceased shareholder for a current purchase price of $205,714 per share, which shall be reconsidered and either confirmed or modified by the shareholders within 90 days after the end of each fiscal year of the Company and at such additional times as the shareholders deem appropriate. In order to fund the purchase of the shares, the Company shall maintain a life insurance policy on the life of each of the shareholders with the Company as owner and beneficiary.

NOTE 9: BENEFIT PLANS

The Company maintains the Avalon Research Group (401(k)) Plan (the "Plan"), a deferred contribution plan covering substantially all full time employees. In addition, at the discretion of the shareholders, the Company may make matching contributions to the plan. The Company made no matching contributions to this plan for the year ended December 31, 2003. In addition, the Company maintains a Section 419 Plan ("419 Plan") for the benefit of its shareholders. This 419 Plan provides death benefits funded by individual life insurance policies for its shareholders. The Company can choose to vary contributions from year-to-year, waive contributions in any given year, and terminate participation in the 419 Plan at any time. During the year ended December 31, 2003, the Company made no contributions into the 419 Plan.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $526,257, which was $426,257 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .75 to 1.

NOTE 11: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, SLK. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 12: CONTINGENCY

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or net capital.